

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

Ulrich Dopfer
Chief Financial Officer
ADTRAN Holdings, Inc.
901 Explorer Boulevard
Huntsville, AL 35806

   Re: ADTRAN Holdings, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2023
     File No. 001-41446

Dear Ulrich Dopfer:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, page 137

1. From the disclosure incorporated by reference from page 45 of the Definitive Proxy Statement filed on March 27, 2024, it appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance